SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2017

TAT TECHNOLOGIES LTD.
(Name of Registrant)

P.O.BOX 80, Gedera 70750 Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

TAT Technologies Ltd.

6-K Items

1.	Press Release dated November 15, 2017 re TAT Technologies Ltd. Reports Third Quarter 2017 Results.

ITEM 1

Press Release	Source: TAT Technologies Limited

TAT Technologies Reports Continued Improvement in Q3 2017

The Company is reporting revenue growth of 13% in the nine-month period ended September 30,
2017 compared to the nine-month period ended September 30, 2016 and 12% growth in Q3/17 compared to Q3/16.

Company achieved adjusted EBITDA of $7.8 million for the nine-month period ended September 30, 2017 compared with $4.8 million in the nine-month period ended September 30, 2016, an increase of 64%

GEDERA, Israel, November 15, 2017 - TAT Technologies Ltd. (NASDAQ: TATT - News) (“TAT” or the “Company”), a leading provider of products and services to the commercial and military aerospace and ground defense industries, reported today its unaudited results for the three-month and nine-month periods ended September 30, 2017.

Key Financial Highlights:

•
Revenues for the nine-month period that ended on September 30, 2017 were $80.2 million compared with $70.8 million in the nine-month period that ended on September 30, 2016, a 13% growth. Revenues for Q3/17 were $26.6 million compared with $23.6 million in Q3/16, a 12% growth.

•
Adjusted EBITDA for the nine-month period that ended on September 30, 2017 increased to $7.8 million compared with $4.8 million in the nine-month period that ended on September 30, 2016, an increase of 64%. Adjusted EBITDA for Q3/17 was $2.5 million compared with $2.5 million in Q3/16.

•
The Company achieved GAAP net income of $2.7 million, or $0.30 per diluted share in the nine-month period that ended on September 30, 2017 compared with a net loss of $1.6 million, or a loss of $0.18 per diluted share in the nine-month period that ended on September 30, 2016.  GAAP net income for Q3/17 was $0.8 million, or $0.10 per diluted share compared with GAAP net income of $0.9 million, or $0.10 per diluted share in Q3/16.

•
Non-GAAP net income reached $3.0 million, or $0.33 per diluted share in the nine-month period that ended on September 30, 2017, compared with non-GAAP net income of $0.9 million, or $0.10 per diluted share in the nine-month period that ended on September 30, 2016, and non-GAAP net income of $0.9 million, or $0.10 per diluted share in Q3/17 and in Q3/16.

Mr. Igal Zamir, CEO and President of TAT Technologies stated, “We continue to see consistent improvement in the company's financial performance. Revenues continue to grow organically due to the company's sales and marketing efforts, its strong position in its markets and the continued strength in the Aerospace industry. The company is expected to start deliveries related to the recently awarded APU MRO contract during Q4/17. Operational improvements that have been implemented resulted in solid and stable profitability. The company continues to pursue growth initiatives, both organic and strategic and further improve its profitability.”

Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with GAAP, the Company also presents a Non-GAAP presentation of Net Income and Adjusted EBITDA.  The adjustments to the Company’s GAAP results are made with the intent of providing both management and investors a more complete understanding of the Company’s underlying operational results, trends and performance.  Non-GAAP Net Income excludes changes, income or losses, as applicable, related to one or more of the following: (1) share-based compensation expenses and/or (2) certain tax impact and/or and/or (3) share in results of equity investment of affiliated companies. Adjusted EBITDA is calculated as net income excluding the impact of: the Company's share in results of affiliated companies, share-based compensation, taxes on income, financial (expenses) income, net, and depreciation and amortization.  Non-GAAP Net Income and Adjusted EBITDA, however, should not be considered as alternatives to net income and operating income for the period and may not be indicative of the historic operating results of the Company; nor they are meant to be predictive of potential future results.  Non-GAAP Net Income and Adjusted EBITDA are not measures of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. See reconciliation of GAAP Net Income to Non-GAAP Net Income and Adjusted EBITDA in pages 9 and 13 below.

About TAT Technologies LTD

TAT Technologies Ltd. is a leading provider of services and products to the commercial and military aerospace and ground defense industries. TAT operates under four segments: (i) Original equipment manufacturing (“OEM”) of heat transfer solutions and aviation accessories through its Gedera facility; (ii) MRO services for heat transfer components and OEM of heat transfer solutions through its Limco subsidiary; (iii) MRO services for aviation components through its Piedmont subsidiary; and (iv) Overhaul and coating of jet engine components through its Turbochrome subsidiary. TAT controlling shareholders is the FIMI Private Equity Fund.

TAT’s activities in the area of OEM of heat transfer solutions and aviation accessories primarily include the design, development and manufacture of (i) broad range of heat transfer solutions, such as pre-coolers heat exchangers and oil/fuel hydraulic heat exchangers, used in mechanical and electronic systems on board commercial, military and business aircraft; (ii) environmental control and power electronics cooling systems installed on board aircraft in and ground applications; and (iii) a variety of other mechanical aircraft accessories and systems such as pumps, valves, and turbine power units.

TAT’s activities in the area of MRO Services for heat transfer components and OEM of heat transfer solutions primarily include the MRO of heat transfer components and to a lesser extent, the manufacturing of certain heat transfer solutions. TAT’s Limco subsidiary operates an FAA-certified repair station, which provides heat transfer MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of MRO services for aviation components include the MRO of APUs, landing gears and other aircraft components. TAT’s Piedmont subsidiary operates an FAA-certified repair station, which provides aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of overhaul and coating of jet engine components includes the overhaul and coating of jet engine components, including turbine vanes and blades, fan blades, variable inlet guide vanes and afterburner flaps.

For more information of TAT Technologies Ltd., please visit our web-site:
www.tat-technologies.com

Guy Nathanzon, CFO
TAT Technologies Ltd.
Tel: 972-8-862-8500
guyn@tat-technologies.com

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements which include, without limitation, statements regarding possible or assumed future operation results. These statements are hereby identified as "forward-looking statements" for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause our results to differ materially from management's current expectations. Actual results and performance can also be influenced by other risks that we face in running our operations including, but are not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, the price and continuity of supply of component parts used in our operations, the change of control that will occur on the sale by the receiver of the Company’s shares held by our previously controlling stockholders, and other risks detailed from time to time in the Company's filings with the Securities Exchange Commission, including, its annual report on form 20-F and its periodic reports on form 6-K. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands)

	September 30,	December 31,
	2017	2016
	(unaudited)	(audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$18,315	$21,433
Short-term bank deposits	464	964
Accounts receivable, net	26,004	21,572
Other current assets and prepaid expenses	3,336	1,687
Inventory, net	37,623	39,269

Total current assets	85,742	84,925

NON-CURRENT ASSETS:
Investment in affiliates	1,247	1,019
Funds in respect of employee rights upon retirement	2,889	2,660
Deferred income taxes	916	896
Intangible assets, net	1,079	1,179
Property, plant and equipment, net	21,108	21,298

Total non-current assets	27,239	27,052

Total assets	$112,981	$111,977

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Accounts payable	9,882	8,406
Accrued expenses	8,752	9,836

Total current liabilities	18,634	18,242

NON CURRENT LIABILITIES:
Other long-term liabilities	163	151
Liability in respect of employee rights upon retirement	3,354	2,994
Deferred income taxes	2,015	1,938

Total non-current liabilities	5,532	5,083

Total liabilities	24,166	23,325

EQUITY:
Share capital	2,802	2,797
Additional paid-in capital	65,050	64,760
Treasury stock at cost	(2,088)	(2,088)
Accumulated other comprehensive loss	142	(73)
Retained earnings	22,909	23,256
Total shareholders' equity	88,815	88,652

Total liabilities and shareholders' equity	$112,981	$111,977

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except share and per share data)

	Three months ended		Nine months ended		Year ended
	September 30,				December 31,
	2017	2016	2017	2016	2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Revenues:
Products	$8,985	$6,940	$27,904	$22,950	$30,431
Services	17,596	16,705	52,326	47,859	65,363
	26,581	23,645	80,230	70,809	95,794

Cost of goods:
Products	7,557	5,147	22,000	18,179	23,788
Services	13,930	13,605	42,536	39,407	52,969
	21,487	18,752	64,536	57,586	76,757
Gross Profit	5,094	4,893	15,694	13,223	19,037

Operating expenses:
Research and development, net	215	213	620	951	1,140
Selling and marketing	1,205	911	3,643	2,868	3,876
General and administrative	2,182	2,300	6,688	7,392	10,023
Other loss (income)	(1)	(18)	27	(21)	(138)
	3,601	3,406	10,978	11,190	14,901
Operating income	1,493	1,487	4,716	2,033	4,136

Financial income (expenses), net	21	(60)	(251)	(92)	(154)

Income before taxes on income	1,514	1,427	4,465	1,941	3,982

Taxes on income	623	537	1,656	3,445	3,865

Income (loss) before equity investment	891	890	2,809	(1,504)	117

Share in results of affiliated companies	(50)	(37)	(156)	(51)	(55)

Net income (loss)	$841	$853	$2,653	$(1,555)	$62

Basic and diluted income (loss) per share

Net income (loss) per share (basic and diluted)	$0.10	$0.10	$0.30	$(0.18)	$0.01

Weighted average number of shares outstanding
Basic	8,848,028	8,828,444	8,848,028	8,828,444	8,828,444
Diluted	8,924,358	8,837,714	8,920,054	8,829,894	8,830,764

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)

	Three months ended		Nine months ended		Year ended
	September 30,				December 31,
	2017	2016	2017	2016	2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Net income (loss)	$841	$853	$2,653	$(1,555)	$62
Other comprehensive income
Net unrealized gains (losses) from derivatives	(221)	181	(545)	373	174
Reclassification adjustments for gains included in net income and inventory	(113)	(93)	760	(214)	(243)
Total other comprehensive income (loss)	$507	$941	$2,868	$(1,396)	$(7)

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

 RECONCILIATION OF GAAP TO NON-GAAP RESULTS (UNAUDITED)
(In thousands, except share and per share data)

	Three months ended		Nine months ended
	September 30,
	2017	2016	2017	2016

Reported net income (loss) on GAAP basis	$841	$853	$2,653	$(1,555)
Adjustments:
Tax adjustments re non-GAAP adjustments (1)	-	-	-	2,360
Share in results of equity investment of affiliated company	50	37	156	51
Share based compensation	36	37	151	64
Non-GAAP net income	$927	$927	$2,960	$920

Non-GAAP net income per share (basic and diluted)	$0.10	$0.10	$0.33	$0.10

Weighted average number of shares outstanding
Basic	8,848,028	8,828,444	8,848,028	8,828,444
Diluted	8,924,358	8,837,714	8,920,054	8,829,894

(1)
During the second quarter of 2016 the Company distributed dividend from its foreign subsidiaries earnings. As a result, the company accrued deferred tax liability due to actual distribution of earnings from foreign subsidiaries of the Company and due to the possibility of future distribution of earnings from such foreign subsidiaries.

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In thousands, except share data)

	TAT Technologies Ltd. Shareholders

	Share capital			Accumulated
	Number of shares issued	Amount	Additional paid-in capital	other comprehensive income (loss)	Treasury shares	Retained earnings	Total equity

BALANCE AT DECEMBER 31, 2014 (audited)	9,082,817	$2,793	$64,491	$-	$(2,088)	$20,345	$85,541
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2015 (audited):
Comprehensive income (loss)	-	-	-	(4)	-	5,849	5,845
Share based compensation expenses	-	-	38	-	-	-	38
BALANCE AT DECEMBER 31, 2015 (audited)	9,082,817	2,793	64,529	(4)	(2,088)	26,194	91,424
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2016 (audited):
Comprehensive income (loss)	-	-	-	(69)	-	62	(7)
Share based compensation expenses	-	-	105	-	-	-	105
Exercise of options	20,100	4	126	-	-	-	130
Dividend distributed	-	-	-	-	-	(3,000)	(3,000)
BALANCE AT DECEMBER 31, 2016 (audited)	9,102,917	2,797	64,760	(73)	(2,088)	23,256	88,652
CHANGES DURING THE NINE MONTHS ENDED SEPTEMBER 30, 2017 (unaudited):
Comprehensive income	-	-	-	215	-	2,653	2,868
Exercise of options	19,584	5	139	-	-	-	144
Dividend distributed	-	-	-	-	-	(3,000)	(3,000)
Share based compensation expenses	-	-	151	-	-	-	151
BALANCE AT SEPTEMBER 30, 2017 (unaudited):	9,122,501	$2,802	$65,050	$142	$(2,088)	$22,909	$88,815

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three months ended		Nine months ended		Year ended
	September 30,				December 31,
	2017	2016	2017	2016	2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss) attributable to TAT Technologies Ltd. shareholders	$841	$853	$2,653	$(1,555)	$62

Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation and amortization	987	929	2,936	2,660	3,636
Loss (gain) on sale of property, plant and equipment	-	(19)	28	(18)	12
Interest from short-term bank deposits and restricted deposits	-	-	-	(11)	(24)
Gain from change in fair value of derivatives	(40)	(122)	(100)	(170)	(152)
Provision for doubtful accounts	-	10	38	53	(29)
Share in results of equity investment of affiliated Company	50	37	156	51	55
Share based compensation	36	37	151	64	105
Liability in respect of employee rights upon retirement	190	47	360	60	123
Deferred income taxes, net	341	(287)	57	1,813	1,670
Changes in operating assets and liabilities:
Increase in trade accounts receivable	(3,185)	(44)	(4,470)	(3,541)	(2,392)
Decrease (increase) in other current assets and prepaid expenses	(521)	(913)	(1,138)	31	1,487
Decrease (increase) in inventory	(1,353)	(862)	1,319	(1,367)	(2,707)
Increase in trade accounts payable	2,805	1,503	1,433	1,379	1,192
Increase (decrease) in accrued expenses	(701)	1,013	(1,084)	1,358	2,521
Increase (decrease) in other long-term liabilities	(13)	(1)	12	(123)	(38)
Net cash provided by (used in) operating activities	$(563)	$2,181	$2,351	$684	$5,521

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in affiliated company	(133)	(376)	(384)	(389)	(905)
Funds in respect of employee rights upon retirement	(26)	98	(97)	75	2
Proceeds from sale of property and equipment	-	17	-	18	17
Purchase of property and equipment	(1,203)	(1,078)	(2,632)	(4,661)	(5,702)
Maturities of short-term deposits	-	5,182	500	7,182	7,182
Cash flows provided by (used in) investing activities	$(1,362)	$3,843	$(2,613)	$2,225	$594

CASH FLOWS FROM FINANCING ACTIVITIES:
Realization of contingency	-	(500)	-	(500)	(500)
Payment of cash dividend	-	(3,000)	(3,000)	(3,000)	(3,000)
Exercise of options	144		144	130	130
Cash flows provided by (used in) financing activities	$144	$(3,500)	$(2,856)	$(3,370)	$(3,370)

Net increase (decrease) in cash and cash equivalents	(1,781)	2,524	(3,118)	(461)	2,745

Cash and cash equivalents at beginning of period	20,096	15,703	21,433	18,688	18,688

Cash and cash equivalents at end of period	$18,315	$18,227	$18,315	$18,227	$21,433

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

 RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA (NON-GAAP)
(UNAUDITED)
(In thousands)

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016

Net income (loss)	$841	$853	$2,653	$(1,555)
Adjustments:
Share in results of equity investment of affiliated companies	50	37	156	51
Taxes on income	623	537	1,656	3,445
Financial expenses (income), net	(21)	60	251	92
Depreciation and amortization	987	929	2,936	2,660
Share based compensation	36	37	151	64
Adjusted EBITDA	$2,516	$2,453	$7,803	$4,757

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT TECHNOLOGIES LTD. (Registrant)

By:	/s/ Guy Nathanzon
Guy Nathanzon
Chief Financial Officer

Date: November 15, 2017